Coronado Industries, Inc.
16857 E. Saguaro Boulevard
Fountain Hills, Arizona 85268
Telephone: (480) 837-6810
Fax: (480) 837-6870

September 28, 2005

Securities and Exchange Commission
Division Of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Coronado Industries, Inc. Registration Statement No. 333-62107

Ladies and Gentlemen:

Coronado Industries, Inc. (the “Company”) hereby requests the withdrawal of the Registration Statement on Form SB-2, No. 333-62107 (the “Registration Statement”), because the Company no longer wishes to sell the securities to be registered thereunder. The Company sold no securities under the Registration Statement.

If you have any questions, please contact our securities counsel, Michael K. Hair, P.C. at (480) 443-9657.

Very truly yours,

Coronado Industries, Inc.

By:	/s/ G. Richard Smith

G. Richard Smith Chairman and Chief Executive Officer